August 7, 2008

Ms. Carmen Moncada-Terry
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

Dear Ms. Moncada-Terry,

We have received your comments in review of Frontier Oil Corporation’s 2007 Annual Report on Form 10-K and 2008 Definitive Proxy Statement on Form 14-A.  The following responses from the Company relate to the points raised in your letter dated July 31, 2008.

SEC Comments on Form 10-K for the fiscal year ended December 31, 2007

General
1.
Please file all material contracts.  In this regard, we note that you have not filed any of the contracts relating to your pipeline arrangements and commitments, including the Transportation Services Agreement.  Please file these or tell us why they do not need to be filed.  Also file the Offtake Agreement with Shell, whereby Shell is required to purchase gasoline, diesel and jet fuel produced at the El Dorado Refinery.

Company response

We have reviewed our material contracts and propose to file the Shell Offtake Agreement as an exhibit to our Form 10-Q for the quarterly period ended June 30, 2008 and to include it as an exhibit to subsequent 10-K filings beginning with our Form 10-K for the fiscal year ended December 31, 2008.

The Transportation Services Agreement (and other pipeline agreements) are contracts that we enter in the normal course of business.  The Transportation Services Agreement commits us to pay approximately $12 million per year for pipeline tariffs to the owner of the Spearhead Pipeline (Enbridge).  We do not consider this agreement to be a material contract as we, and other refiners, typically rely on such arrangements with common carrier and private pipelines to transport crude oil to our refineries.  Accordingly, we believe that this contract and other such pipeline agreements need not be filed under Regulation S-K, Item 601(b)(10), because it was made in the ordinary course of business and is not otherwise material to the Company.

Marketing & Distribution
2.
Please disclose whether any other customer besides Shell accounted for more than 10% of your revenues.  If so, please identify the customer and file as an exhibit all material contracts with the customer.

Company response

Shell is the only customer which represents 10% or more of total Company revenues.  With the Staff’s agreement, we would propose to revise our future Form 10-K disclosures similar to the following:

For the year ended December 31, 200X, Shell was the El Dorado Refinery’s largest customer, ▲and the Company’s only customer which represented more than 10% of total consolidated sales.  For 200X, sales to Shell represented approximately XX% of the El Dorado Refinery’s total sales and XX% of total consolidated sales.

Also, as noted in our response to Comment 1 above, we propose to file the Offtake Agreement with Shell as an exhibit to our Form 10-Q for the quarterly period ended June 30, 2008 and to list it as an exhibit to subsequent Form 10-K filings.  We have no other material agreements with Shell other than the Offtake Agreement.

Crude Oil Supply
3.	We note your disclosure regarding the Cheyenne Refinery’s oil suppliers and your arrangements with them. Please provide similar disclosure for the El Dorado Refinery.

Company response

The disclosure addressing the Cheyenne Refinery’s arrangements with crude oil suppliers also applies to the El Dorado Refinery.  In response to the Staff comment, we would move the paragraph that follows to the top of the Crude Oil Supply discussion, so that it relates to both refineries.  We propose to make this change in future Form 10-K filings beginning with the Form 2008 10-K for the period ended December 31, 2008.

We purchase crude oil for our refineries from numerous suppliers, including major oil companies, marketing companies and large and small independent producers, under arrangements which contain market-responsive pricing provisions.  Many of these arrangements are subject to cancellation by either party or have terms that are not in excess of one year and are subject to periodic renegotiation.  We intend to continue purchasing crude oil from a variety of suppliers and typically under short-term commitments.  In the event we become unable to purchase crude oil from any one of these sources, we believe that adequate alternative supplies of crude oil would be available.

Risk Factors Relating to Our Business
4.
Please discuss in a risk factor your exposure to hedging arrangements and how they impact your financial results.  In this regard, we note that you incurred $86.4 million in losses from derivative contracts in 2007.

Company response

The following risk factor is responsive to the Staff’s comment and we propose to include the following wording in our Form 10-Q for the quarterly period ended June 30, 2008 and will include similar wording in future Form 10-K filings beginning with the Form 10-K for the fiscal year ended December 31, 2008.

Our risk management activities may generate substantial losses and limit potential gains

In order to hedge and limit potential financial losses on certain of our inventories, we from time to time enter into derivative contracts to make forward sales or purchases of crude oil, refined products, natural gas and other commodities.  We may also use options or swaps to accomplish similar objectives.  Our inventory hedging strategies generally produce losses when hedged crude oil or refined products increase in value.  In the six months ended June 30, 2008, we incurred a pre-tax hedging loss of $143.1 million recorded in “Other revenues in the Condensed Consolidated Statement of Income and Comprehensive Income.  Offsetting the cost of our hedges is the economic value realized when we liquidate inventory which had been hedged.  The value of the hedged inventory generally moves in an opposite direction to the value of the hedge contract.  However, due to mark to market accounting requirements and cash margin requirements of commodities exchanges and various counterparties, there may be timing differences between when hedging losses are incurred and when the related physical inventories are sold.  In certain instances, these derivative contracts are accounted for as hedges, but there is potential risk that these hedges may not be considered effective from an accounting perspective and would be marked to market in our financial statements.  As we use progressively more Canadian crude oil at our refineries, both our total crude oil inventories and the amount hedged inventories are likely to increase in future periods.  See “Quantitative and Qualitative Disclosures about Market Risk” in Part 1, Item 3.

Schedule 14A filed March 17, 2008

Executive Compensation – Long Term Incentive
5.
We note that one of the factors the Compensation Committee considers in awarding long-term incentives is the “share value transfer objective.”  In future filings, please briefly explain what this objective entails.

Company response

Based on the Staff’s comment, we would propose to amend this disclosure in future filings.  Assuming that a share value transfer objective continues to be used by the Compensation Committee for long-term incentives, the revised language would be similar to the following:

For the 2007 long-term incentive awards, which were granted exclusively in the form of performance stock units, the Committee targeted an overall share value transfer objective of 0.50% to 0.60% of the Company’s market capitalization.  This objective implies that the grant date present value of such awards (at target levels) would equate to 0.50% to 0.60% of the market value of the Company’s equity securities.  Including grants made to directors in 2007 (which were restricted stock units), the Company’s actual share value transfer was 0.51% (based on target level awards).  The peer group average share value transfer for equity compensation awards was 0.67% of market capitalization.

Frontier Oil Corporation understands and acknowledges that:

1)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2)	Staff comments or changes to the disclosure in response to Staff comments do note foreclose the Commission from taking any action with respect to the filing; and
3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you in advance for your review of our responses; we look forward to discussing these with you.

Sincerely,

/s/ Michael C. Jennings
Michael C. Jennings
Executive Vice President - CFO

Cc:           Bob Jewell, Andrews & Kurth LLP
Dave Rooney, Deloitte & Touche LLC